October 21, 2014

VIA EDGAR

Mr. Robert F. Telewicz Jr., Senior Staff Accountant
Ms. Jennifer Monick, Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Jones Lang LaSalle Incorporated
Form 10-K for the year ended December 31, 2013
Filed on February 27, 2014
File No. 001-13145

Dear Mr. Telewicz and Ms. Monick:

This letter sets forth our response to the Comment Letter, dated October 9, 2014 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced document. The responses set forth below follow a copy of the Staff’s comment as numbered in the Comment Letter.

Form 10-K for the year ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements, page 89

1.
We note your response to our prior comment 2. We continue to believe the disclosures in paragraphs 6, 11B, and 29 of ASC 310-10-50, particularly the policy related disclosures, are applicable to your financial statements. Please confirm that you will include these disclosures in future periodic filings, and provide us an example of your proposed disclosures. Your revised disclosure should include some indication of whether any of your financing receivables are impaired or non-performing.

Response:

In future periodic filings, beginning with our Form 10-K for the year ended December 31, 2014, we will expand the disclosures of our policies for evaluating and accounting for financing receivables credit quality issues within our Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements. We propose the following disclosures in this regard:

Notes to Consolidated Financial Statements

(2) Summary Significant Accounting Policies

Financing Receivables

We account for Trade receivables, Notes and other receivables, Long-term receivables and Warehouse receivables as financing receivables.

Trade Receivables

We estimate the allowance necessary to provide for uncollectible accounts receivable. The estimate includes specific amounts for which payment has become unlikely. We also base this estimate on historical experience combined with a review of current developments and client credit quality. The process by which we calculate the allowance begins with the individual business units where specific uncertain accounts are identified and reserved as part of an overall reserve that is formulaic and driven by the age profile of the receivables and our historical experience. We then review these allowances on a quarterly basis to ensure they are appropriate.

The following table details the changes in the allowance for uncollectible receivables for each of the three years ended December 31, 2014, 2013 and 2012:

$ in millions	2014	2013	2012
Allowance at the beginning of the year	$18.8	$19.5	$20.6
Charged to income	tbd	8.7	6.6
Write-off uncollectible receivables	tbd	(8.5)	(7.9)
Impact of exchange rate movements and other	tbd	(0.9)	0.2
Allowance at the end of the year	tbd	$18.8	$19.5

Notes and Other Receivables and Long-Term Receivables

We make ongoing assessments of the collectability of outstanding Notes and other receivables and Long-term receivables, considering both objective and subjective factors such as the age profile of outstanding balances, the contractual terms of repayment and credit quality. Aspects of credit quality considered in our assessments of collectability include historical experience, current developments and the status of our broader business relationship with the obligor. We record an allowance against the outstanding balance when our assessments result in a determination that payment has become unlikely. After all collection efforts have been exhausted by management, the outstanding balance considered uncollectible is written off against the reserve. Historically, credit quality deterioration to the point of impairment or non-performance in our Notes and other receivables and Long-term receivables has been limited and has not had a material impact on our Consolidated Financial Statements.

Warehouse Receivables

We originate mortgages upon receiving contractual purchase commitments from the Federal Home Loan Mortgage Corporation (“Freddie Mac”). Loans are generally funded by our warehouse facility at prevailing market rates and repaid within a one-month period when Freddie Mac buys the loans, while we retain the servicing rights. We carry Warehouse receivables at the lower of cost or fair value based on the commitment price, in accordance with ASC Topic 948, Financial Services-Mortgage Banking. Historically, we have not experienced any credit quality deterioration or balances considered uncollectible with respect to our warehouse receivables. Upon surrender of control over the warehouse receivables, we account for the transfer as a sale.

In the future, to the extent we experience financing receivables credit quality issues, beyond those we experience in our trade receivables, that have a material impact on our financial condition and results of operations, we will expand the quantitative components of our financing receivables disclosures accordingly.

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If you have any questions or comments concerning these responses to your inquiries, please do not hesitate to contact me at (312) 228-2316, or Mark Engel, our Controller, at (312) 228-2343.

Sincerely Yours,

/s/ Christie B. Kelly
_____________________

Christie B. Kelly
Chief Financial Officer, Jones Lang LaSalle Incorporated